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(212) 559-3918
DIRECT FAX
(212) 793-4401
EMAIL ADDRESS
turnbulld@citi.com

June 17, 2008

FOIA CONFIDENTIAL TREATMENT REQUEST

BY EXPRESS MAIL

Ms. Celia Winter
FOIA Confidential Treatment Officer
U.S. Securities And Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA 22312-2413

RE:                  Citigroup Inc. Letter to Mr. Kevin W. Vaughn, Branch Chief at the Securities and Exchange Commission (the “Commission”) Re: Citigroup Inc.’s Form 10-K for Fiscal Year Ended December 31, 2006, Form 10-K for Fiscal Year Ended December 31, 2007, and Form 10-Q for the period
Ended March 31, 2008

Dear Ms. Winter:

Pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. § 200.83, I hereby request confidential treatment of the following items contained in the letter of Gary Crittenden, Chief Financial Officer of Citigroup Inc., to Mr. Kevin W. Vaughn of the Commission, dated June 17, 2008: (a) Response #1 beginning on the page labeled CITI 2 and ending on the page labeled CITI 3; (b) Response #2 beginning on the page labeled CITI 3 and ending on the page labeled CITI 5; (c) Response #5 beginning on the page labeled CITI 6 and ending on the page labeled CITI 7; (d) Response #6 beginning on the page labeled CITI 7 and ending on the page labeled CITI 10; (e) Response #9 beginning on the page labeled CITI 12 and ending on the page labeled CITI 15; and (f) Response #12 beginning on the page labeled CITI 18 and ending on the page labeled CITI 21 (collectively, the “Confidential Materials”).  The Confidential Materials were sent via express mail today to Mr. Vaughn at the Washington, D.C. office of the Commission.

If any person (including any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy any or all of the

Confidential Materials, I request that I (i) be promptly notified of such request; (ii) be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to any such request); and (iii) be given sufficient advance notice of any intended release of the Confidential Materials so that Citigroup Inc., if it deems it necessary or appropriate, may pursue any remedies available.  We would likewise appreciate being advised promptly as to any determination not to accord confidential treatment to the Confidential Materials.  In the event the Commission is inclined to release the Confidential Materials, I request that I be notified by telephone (212-559-3918).  If the Commission is not satisfied that the Confidential Materials are exempt from disclosure, Citigroup Inc. will supply further evidence and request a hearing on the claim of exemption.

Please acknowledge receipt of this letter by signing in the space provided on the enclosed duplicate copy of this letter and returning it to me in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

/s/ Douglas C. Turnbull
Douglas C. Turnbull
Senior Counsel

Enclosures

cc:	Mr. Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RECEIPT ACKNOWLEDGED:

FOIA Officer

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FOIA Confidential Treatment Requested by Citigroup Inc.

June 17, 2008

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

RE:	Citigroup Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the period Ended March 31, 2008
File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the staff of the U.S. Securities and Exchange Commission (SEC) contained in your letter dated May 7, 2008.

2006 Form 10-K

Financial Statements

Note 23. Derivative Activities, page 148

1.                                       Please refer to your response to prior comment 4 in your letter dated March 4, 2008 and address the following:

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•                  In support of your assertion made in the last sentence of your response to comment 4, please expand the testing you performed on the second quarter of 2007 to include additional periods between January 1, 2005 and December 31, 2007.

•                  Please tell us if you have plans to change the method of effectiveness testing used in these hedging strategies.  If so, please tell us the method you will use, the timeline involved in switching to any new method, and confirmation that you will dedesignate and redesignate any existing hedge relationships when you change your method of assessing effectiveness.  Also, please tell us the notional value of hedging instruments you plan to continue to test under the current method.

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

2.                                       Please refer to your response to prior comment 5 in your letter dated March 4, 2008.  Please provide us an expanded discussion of your test methodology along with a representative example of how to apply it.  Clarify in the narrative and in the example what you mean by the third sentence of your response to comment 5. Additionally, to the extent the results of your testing methodology indicate that it is not probable that the reset dates will realign in either one, three or six months, please tell us how you concluded this assumption is reasonable, or provide us with an analysis that the impact of this assumption is not material.

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

2007 Form 10-K

U.S. Consumer Mortgage Lending, page 50

3.                                      We note you present your lending exposure on first and second mortgage loans here based on FICO scores and LTVs solely as of the origination date. With the deterioration experienced in the mortgage market, please revise your future filings to more clearly disclose the extent to which you measure your risk based on more current market information, such as updated appraisals and credit scores. If you obtain and utilize such updated information, please revise your future filings to provide additional disclosures to reflect that data and any trends represented. If you do not obtain such updated data, please disclose that fact as well as any other steps you take to mitigate the lack of updated data.

Citigroup’s Response:  FICO scores and certain LTVs are updated periodically and considered in our risk measurement process.  Beginning with our third quarter 2008 Form 10-Q, we will provide additional disclosures to reflect more current information and the related trends.  We will also augment our disclosures to present more clearly the extent to which we use current market information in our risk measurement process.

4.                                      In future filings, please consider providing maturity and interest rate sensitivity information similar to that required by Item 3.B of Industry Guide 3 for your first and second residential mortgage loans which would separately quantify your exposure to variability in these portfolios.

Citigroup’s Response:  Our 2008 Form 10-K and future annual filings will provide the maturity and interest rate sensitivity information similar to that required by Item 3.B of Industry Guide 3 for our first and second residential mortgage loans which will separately quantify our exposure to variability in these portfolios.

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup Derivatives, page 57

5.                                       Please refer to prior comment 11.  We note the table added on page 57 of your Form 10-K for the year ended December 31, 2007 in response to our comment which shows mark-to-market receivables/payables and the adjustment that you make for “netting adjustments, cash collateral and market value adjustments” to arrive at net receivables/payables.  In future filings, please separately present or disclose the value of the market value adjustments (separately for credit value adjustments and debit valuation adjustments) and provide clarification on what these adjustments represent.

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Citigroup’s Response (cont’d): [***]

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

6.                                       Please tell us how you determined you are not required to consolidate the proprietary TOB trusts when the residuals are held by a hedge fund that is consolidated and managed by the company.  In this regard, please address the following:

•                  In your response, please expand on your reliance on the AICPA Investment Company Audit Guide in making your determination, and discuss how you determined it applies to your facts and circumstances.

•                  Tell us the number of proprietary TOB trusts that you do not consolidate because the residuals are held by a hedge fund consolidated by you, versus the number of those proprietary TOB trusts that are consolidated by you.

•                  Tell us whether the hedge funds consolidated by you acquired their interests in the proprietary TOB trusts before or after you began consolidating the hedge fund.

•                  Given that it appears that Citigroup and the hedge fund would be considered related parties for purposes of FIN 46R, please provide us with your analysis of the criteria in paragraph 17 of FIN 46R as to how you concluded that Citigroup was not the party that was most closely associated with the proprietary TOB trust.

Citigroup’s Response:

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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Reports of Independent Accountants, pages 102 and 103

7.                                       Please revise to properly evidence the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements.  Please refer to Rule 302 of Regulation S-T.

Citigroup’s Response:  In future filings, we will include the conforming signature (/s/ KPMG LLP) of our independent public accounting firm on their report on internal controls over financial reporting and for their audit of our consolidated financial statements and notes.  We maintain the original signatures from our independent public accounting firm in our legal files.

Financial Statements

Note 4.  Business Segments, page 128

8.                                       We note your disclosure here and elsewhere of the loss from continuing operations in the Markets and Banking segment.  We further note the continuing loss this segment experienced in the first quarter of 2008 as disclosed in your Form 10-Q filed May 2, 2008.  Please address the following:

•                  Please tell us how you considered these losses in performing your impairment analysis of goodwill and other intangible assets.

Citigroup’s Response:  We identified the losses in the Markets and Banking segment in the fourth quarter of 2007 and the first quarter of 2008 as triggering events for goodwill impairment tests under paragraph 28 of SFAS 142.  As a result, we performed goodwill impairment tests as of October 31, 2007 and February 29, 2008.  There was no impairment identified in either of the tests.

The losses in the Markets and Banking segment were generated in the Fixed Income & Credit Derivatives unit.  Within that business unit, a significant portion of the intangibles are mortgage servicing rights which are carried at fair value.  A third-party valuation firm provides fair value for these mortgage servicing rights;  therefore, no additional impairment tests were performed.  No impairment was noted in the remaining balance of intangible assets within that business unit as evidenced by the results of our annual intangible impairment test performed as of April 1, 2008.

•                  Tell us the methodology used to determine the fair value of the reporting units.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Citigroup’s Response:  We used the market approach to determine the fair value of all our reporting units, except that we used a combination of the market approach and the discounted cash flows approach in determining the fair value of the Securities and Banking unit as of February 29, 2008.  We engaged an independent third-party specialist to assist in the valuation of the Securities and Banking unit for the impairment test performed as of February 29, 2008.

•                  Tell us the date of your annual impairment test.

Citigroup’s Response:  We perform the annual goodwill impairment test as of July 1 and annual intangible impairment test as of April 1 each year.

•                  Tell us whether you have tested the goodwill and other intangibles for impairment outside of the annual testing date due to events indicated in paragraph 28 of SFAS 142.

Citigroup’s Response:  We have tested the goodwill for impairment as of October 31, 2007 and February 29, 2008, outside of the annual testing date, due to the losses in the fourth quarter of 2007 and the first quarter of 2008 in the Securities and Banking unit.  No intangible impairment tests outside of the annual testing date were performed.  Please refer to our response under the first bullet point.

Note 16 Investments, page 144

9.                                       Please address the following regarding your Investment portfolio:

•                  We note the disclosures that you consider your ability and intent to hold an investment for a period of time sufficient to allow for any anticipated recovery in determining whether or not an investment is other than temporarily impaired.  Please tell us if, and revise to disclose, if true, that your intent and ability is a primary factor considered in determining other than temporary impairment of these investments and that, as of the balance sheet dates presented in your Form 10-K and subsequent 10-Q, for each of your securities in an unrealized loss position, you have the positive intent and ability to hold them until earlier of their anticipated recovery or maturity.

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup‘s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Citigroup’s Response (cont’d): [***]

Form 10-Q for the Period Ended March 31, 2008

Alternative Investments, page 18

10.                                 We note your disclosure that you established a reserve in the amount of $250 million on a pre-tax basis related to the facilitation of the liquidation of investments in a Citi-managed fund for GWM clients.  Please respond to the following:

•                  Provide us with more background on the nature and reason for the $250 million reserve for the facilitation and liquidation of investments in the fund.

Citigroup’s Response:  As disclosed on page 182 of Citigroup’s Form 10-K for the fiscal year ended December 31, 2007, Citigroup provided a $500 million credit facility to the Falcon multi-strategy fixed income funds (the “Falcon funds”).  As a result of providing this facility, Citigroup became the primary beneficiary of the Falcon funds and consolidated the assets and liabilities in its Consolidated Balance Sheet beginning in February 2008.

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FOIA Confidential Treatment Requested by Citigroup Inc.

In a separate action from the consolidation decision, Citigroup’s management approved a plan in March 2008 whereby Citigroup’s Global Wealth Management segment would facilitate the liquidation of its clients’ investments in the Falcon funds.  In connection with this decision, Citigroup made an offer to current investors in the Falcon funds to purchase their interests at a price in excess of the current fair value of these interests.  Citigroup established a reserve of $250 million on a pre-tax basis, which represents the excess of the estimated purchase price over the fair value of investors’ interests at March 31, 2008.

•                  Please confirm to us that you are consolidating any of the funds where you are facilitating the liquidation of investments.

Citigroup’s Response:  In addition to facilitating the liquidation of investments in the Falcon funds described above, Citigroup is also facilitating the liquidation of investments in certain of the ASTA/MAT municipal funds (“Municipal Opportunity Funds” or “MOFs”).  The MOFs are funds managed by Alternative Investments that make leveraged investments in tax-exempt municipal bonds.  As disclosed on page 55 of Citigroup’s Form 10-Q for the quarter ended March 31, 2008, Citigroup made an equity investment of $661 million in the MOFs under a $1 billion commitment.  As a result of its equity commitment, Citigroup began consolidating the assets and liabilities of the MOFs.

As disclosed on page 54 of Citigroup’s Form 10-Q for the quarter ended March 31, 2008, on February 12, 2008, Citigroup finalized the terms of support facilities provided to the Citi-advised Structured Investment Vehicles (“SIVs”).  Citigroup announced its commitment to provide these support facilities on December 13, 2007, the purpose of which is to support the SIVs’ senior debt ratings and to ensure a planned orderly sale of assets to wind down the SIVs.  As a result of this announcement, Citigroup became the SIVs’ primary beneficiary and began consolidating these entities.

•                  Tell us whether you have other funds in similar circumstances where you may elect to provide some type of support to assist in the liquidation of the investments of the funds.  If so, tell us how you determined whether you have an implicit variable interest in those funds under FSP FIN 46R-5 and your basis for this determination.

Citigroup’s Response:  As disclosed on page 17 of Citigroup’s Form 10-Q for the quarter ended March 31, 2008, in the first quarter of 2008 Old Lane notified investors in its multi-strategy hedge fund that they would have the opportunity to redeem their investments in the fund, without restriction, effective July 31, 2008.   In April 2008,

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substantially all unaffiliated investors in the fund had notified Old Lane of their intention to redeem their investments.

On June 12, 2008, Citigroup announced the restructuring of Old Lane and its multi-strategy hedge fund.  As part of the restructuring, certain of Old Lane’s trading strategies will become part of the proprietary trading business of Citigroup’s Markets and Banking segment, while other strategies will continue as a series of single strategy funds with future offerings to investors as part of the Alternative Investments client platform.

To facilitate the restructuring of the Old Lane multi-strategy hedge fund, Citigroup plans to purchase substantially all of the assets of the hedge fund at fair value prior to June 30, 2008.

Citigroup does not have other funds in similar circumstances where it intends to elect to provide some type of support to assist in the liquidation of the investments in the funds.  In assessing whether it has an implicit variable interest in funds managed by Alternative Investments, Citigroup considered factors such as whether the funds are variable or voting interest entities, the amount and sufficiency of equity at risk of the funds, whether the funds make use of leverage, the characteristics and amounts of leverage employed, the current liquidity position of the funds, and the expected liquidity requirements of the funds.

Highly Leveraged Financing Commitments, page 56

11.                                 You state that you determine the fair value of your highly leveraged financings based on quoted prices for similar assets adjusted for specific assets of the loan being valued. You also disclose that you recorded a $3.1 billion writedown on these commitments as a result of the reduction in liquidity in the market for such instruments. Please address the following:

•                  Please tell us and revise your future filings to disclose the assumptions regarding liquidity used in valuing these instruments.

•                  You disclose on page 57 that you subsequently sold $8.5 billion of these highly leveraged loans and commitments.  Please tell us the dates of the sales and the amount of any difference in value estimated at March 31, 2008 and the ultimate sale price.

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•                  To the extent the sale occurred near the balance sheet date and the amount realized significantly differed from the amount estimated as of March 31, 2008, please tell us whether you revised your methodologies and assumptions used to estimate the fair value of the remaining loans and commitments.

Citigroup’s Response:  Page 106 of our Form 10-Q discloses our valuation methodology for the highly leveraged financing commitments and notes that we used quoted and observed secondary market prices (for identical or similar exposures, as available) as the basis for our valuations.  We do not make any specific liquidity assumptions in valuing these exposures.  The reference to liquidity was by way of explaining the reason for the decline in value as opposed to the valuation methodology.

The material terms, including pricing, of the $12 billion loan sales (which included $8.5 billion of highly leveraged loans) were agreed to on March 31, 2008, and the transaction closed on April 18, 2008.  The positions transferred in the portfolio sale were valued at March 31, 2008 using the agreed upon price.

We considered whether the pricing on the portfolio sale was informative for retained and similar positions and concluded that due to several characteristics of the portfolio sale, the portfolio sale price did not provide determinative information for other transactions.

Interim Financial Statements

Note16. Fair Value, page 95

12.                                 You state on page 97 that the fair value of your auction rate securities is currently estimated using internal valuation techniques that incorporate specific characteristics of the assets underlying the ARS and take into account the current illiquidity in the market.  In light of the $1.5 billion impairment charge taken on these securities during the first quarter, please revise to expand your disclosures in future filings to discuss the nature and categories of assets underlying the securities and to quantify the illiquidity discount assumptions used in your valuation.

Citigroup’s Response: [***]

[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Citigroup’s Response (cont’d): [***]

*********

In connection with responding to your comments, we acknowledge that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff

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comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Crittenden
Gary Crittenden
Chief Financial Officer